File No. 82-34805

Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123 Facsimile: 81-3-5573-5139

November 29, 2005

Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 5 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between August 24, 2005, the date of such application, and November 29, 2005, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito
Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

**LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
August 24, 2005**

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated September 22, 2005 in connection with the sale of mining interest in the McArthur River Zinc-lead Mine (Attached as Exhibit 1)
2. Press release dated September 30, 2005 in connection with the dissolution of a subsidiary (Attached as Exhibit 2)
3. Press release dated November 7, 2005 in connection with the joint venture of constructing new facilities for production of petrochemical products (Attached as Exhibit 3)
4. Press release dated November 10, 2005 in connection with the revision of consolidated business forecast (Attached as Exhibit 4)

ENGLISH LANGUAGE DOCUMENTS

5. Interim Financial Results for the Fiscal Year ending March 31, 2006, dated November 10, 2005 (Attached as Exhibit 5)

File No.82-34805
Exhibit 1

September 22, 2005

Nippon Mining Holdings, Inc.
Nippon Mining & Metals Co., Ltd.

ANT to Sell Its Mining Interest in the McArthur River Zinc-lead Mine

Nippon Mining Holdings, Inc. (Headquarters: Toranomon 2-chome, Minato-ku, Tokyo; President: Yasuyuki Shimizu; hereafter "Nippon Mining Holdings") and its subsidiary Nippon Mining & Metals Co., Ltd. (Headquarters: Toranomon 2-chome, Minato-ku, Tokyo; President: Masanori Okada; hereafter "Nippon Mining & Metals")have announced that ANT Minerals Pty. Ltd. (hereafter "ANT"), partly owned by Nippon Mining & Metals, has agreed with Xstrata Plc, its partner in the joint venture in the McArthur River zinc-lead mine in Australia, on selling its entire interest in the mine (25%) to Xstrata on condition of approval by relevant authorities.

After implementation of the transfer of the interest, the McArthur River zinc-lead mine will be wholly owned by Xstrata Plc.

Nippon Mining Holdings estimates that the impact of subsequent dissolution and liquidation of ANT on its consolidated business results will be negligible.

(Reference)

Outline of ANT

(1) Founded: March, 1992

(2) Location: Darwin, Australia

(3) Ownership percentage:

Nippon Mining & Metals Co., Ltd.	60%
Marubeni Corporation and its subsidiary	20%
Mitsui & Co., Ltd. and its subsidiary	20%

File No.82-34805

Exhibit 2

September 30, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Notice of Dissolution of a Subsidiary

The Board of Directors of Nippon Mining Holdings, Inc. (hereafter "the Company") met today and adopted a resolution that the Company would dissolve and liquidate ANT Minerals Pty. Ltd. (hereafter "ANT"), its consolidated subsidiary in Australia. Details of the resolution are as follows:

1. Background of the decision of dissolution

As previously announced on September 22, 2005, ANT, founded for the purpose of investing in a joint venture in the McArthur River zinc-lead mine, agreed with Xstrata Plc, its partner in the joint venture, on transferring ANT's interest in the mine (25%) to Xstrata on condition of approval by relevant authorities. In connection to this, the Company has decided to dissolve ANT upon implementation of the transfer of the interest and to start liquidation procedures.

2. Outline of ANT

Founded: March, 1992

Location: Darwin, Australia

Representative: Keichi Goto

Capital: 185,998,000 Australian dollars

Shareholders:

Nippon Mining & Metals Co., Ltd. (the Company's wholly owned subsidiary) 60% Marubeni Corporation and its subsidiary 20%

Mitsui & Co., Ltd. and its subsidiary 20%

3. Timetable for dissolution and liquidation

Late October, 2005: Implementation of transfer of ANT's mining interest in the McArthur River zinc-lead mine. Resolution of dissolution adopted by ANT.

March, 2006: Completion of liquidation.

The Company estimates that the impact of the dissolution and liquidation of ANT on its consolidated business results will be negligible.

File No.82-34805

Exhibit 3

November 7, 2005

JAPAN ENERGY CORPORATION
Mitsubishi Chemical Corporation
Kashima Oil Co., Ltd.

A Joint Venture of Constructing New Facilities for Production of Petrochemical Products
- The First Step towards Stronger Collaboration Encompassing the Kashima Industrial Area -

1. JAPAN ENERGY CORPORATION (Headquarters: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter "JAPAN ENERGY "), Mitsubishi Chemical Corporation (Headquarters: Shiba 5-chome, Minato-ku, Tokyo; President: Ryuichi Tomizawa; hereafter "Mitsubishi Chemical ") and Kashima Oil Co., Ltd. (Headquarters: Toranomon 2-chome, Minato-ku, Tokyo; President: Koichi Seno; hereafter "Kashima Oil") have announced that they have agreed on construction of new facilities for producing aromatic petrochemical products and light naphtha from imported condensate, a by-product of natural gas. The venture, jointly invested by JAPAN ENERGY and Mitsubishi Chemical, will mark the first step of plans discussed among the three companies since last year to formulate specific measures to boost global competitiveness of the Kashima industrial area of eastern Japan through comprehensive collaboration encompassing the petroleum refining industry and the petrochemical industry.

2. Outline of the joint venture is as follows:

(1) Construction location of facilities: In the grounds of Kashima Oil's Kashima Oil Refinery (Location: Kamisu-shi, Ibaraki prefecture; Director: Tomio Furuyama)

(2) Main production facilities: Paraxylene-making facility (410,000 tons/year), CCR reformer (20,000 barrels/day), condensate splitter (60,000 barrels/day), etc.

(3) Main products: Paraxylene (about 410,000 tons/year), benzene (about 170,000 tons/year), light naphtha (about 850,000 kiloliters/year), etc.

(4) Start of construction: September 2006 (Start of operation: January 2008)

(5) Capital investment: Approximately 70 billion yen

(6) Investment contribution: JAPAN ENERGY (90%), Mitsubishi Chemical (10%)

(7) Business entity: A joint venture to be newly established and capitalized by JAPAN ENERGY

and Mitsubishi Chemical (Specific details to be finalized by the end of 2005)

3. The three companies have been discussing how to achieve appropriate sourcing of raw materials which leads to efficient sourcing and production, and how to optimize production to efficiently produce environmentally friendly petroleum products, olefin products such as propylene, and aromatic petrochemical products such as benzene and paraxylene. This joint venture aims to achieve efficient production of aromatic petrochemical products as well as appropriate sourcing of raw materials whereby light naphtha, from which petrochemical products are produced, are produced from condensate, a low-cost material.

4. It is expected that demand for synthetic fibers and resins produced from paraxylene and benzene will increase further in pace with high growth in Asian economies, mainly China. JAPAN ENERGY places its petrochemical business, in particular aromatic petrochemical business, as one of its strategic business areas for further expansion, and believes this joint venture will help increase profitability of the JAPAN ENERGY group.

5. Meanwhile, as many petrochemicals plants are planned for either construction or expansion in Asia and the Middle East, a tighter demand-supply environment for light naphtha, the main raw material for petrochemical products, is anticipated in the years ahead. Amid such an outlook, Mitsubishi Chemical believes this joint venture of producing light naphtha from condensate will secure stable supply of low-price and high-quality light naphtha. Mitsubishi Chemical, which uses benzene and paraxylene as raw materials, also considers joint engagement in aromatic petrochemical business with oil refiner JAPAN ENERGY makes a meaningful venture.

6. Kashima Oil, which contracts operation of the newly built facilities, will contribute to enhanced competitiveness of the joint venture through optimal plant operation by integrating operations of the new facilities and existing facilities at its Kashima Oil Refinery.

7. The three companies will continue discussions on specific measures to further facilitate comprehensive collaboration between petroleum refining and petrochemical industries in the Kashima area, including measures to boost production of olefin products.

File No.82-34805

Exhibit 4

November 10, 2005

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

Revision of Consolidated Business Forecast

In consideration of the current business climate and our performance, Nippon Mining Holdings, INC. revises the business forecast announced on May 11, 2005.

Revised Business Forecast of Consolidated Financial Results for the Fiscal Term Ending March 31, 2006 (Apr. 1, 2005 to Mar. 30, 2006)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (announced on May 10, 2005)	2,480,000	110,000	61,000
Current Revised Forecast (B)	2,870,000	145,000	75,000
Increase/decrease (B - A)	(O) 390,000	(O) 35,000	(O) 14,000
Rate of change	15.7%	31.8%	23.0%

<Reasons for Revision>
Sales increases are expected largely because of the rise in product prices reflecting present crude oil conditions in the petroleum segment.
Increases in Income before Special Items are also expected mainly due to the profit increases in the Petroleum segment and Resources & Non-ferrous metal segment, resulting from the rise in crude oil price and copper price. Income before Special Items is expected to be ¥145 billion by ¥35 billion increase.
Net income is expected to reach ¥75 billion with an increase of ¥14 billion, chiefly due to the increased income before special items.

<Income before Special Items Details in Each Segment
(Consolidated Financial Results for the Fiscal Term Ending March 31, 2006)>

(Unit: Billions of Yen)

		Previous forecast	Revised forecast	Difference	Explanations for the difference	Fiscal 2004
Petroleum	Sales	2,010.0	2320.0	(○) 310.0	• Inventory profit • Energy cost hike	1986.4
	Income before Special Items	57.0	73.0	(○) 16.0		87.8
Resources and non-ferrous metals	Sales	338.0	419.0	(○) 81.0	• Copper price hike • Yen depreciation • Equity in income of affiliates	378.7
	Income before Special Items	36.0	58.0	(○) 22.0		46.4
Electronic materials	Sales	105.0	100.0	(×) 5.0	• Inventory profit • Sales increase in semiconductor target • Copper foil sales decrease	89.0
	Income before Special Items	5.5	5.5	--		7.7
Metal fabrication	Sales	61.0	52.0	(×) 9.0	Sales decrease in rolled copper foil and electron gun parts materials	54.3
	Income before Special Items	8.5	5.5	(×) 3.0		8.6
Other	Sales	12.0	24.0	(○) 12.0		40.7
	Income before Special Items	3.0	3.0	--		△2.5
Eliminations	Sales	△46.0	△45.0	(○) 1.0		△46.5
Total	Sales	2,480.0	2,870.0	(○) 390.0		2,502.5
	Income before Special Items	110.0	145.0	(○) 35.0		148.1

<Reference> Preconditions for FY2005

		Previous outlook	Revised outlook	Difference	FY2004
(Common)	Exchange rate (¥/$)	103	110	(+)7	108
Petroleum	Crude oil FOB ($/BBL) *	42.5	50.8	(+)8.3	36.6
	Paraxylene market trend ($/t) ACP base	920	970	(+)50	889
Resources and non-ferrous metals	Copper price (¢/lb)	130	161	(+)31	136
	Electrolytic copper sales volume (1,000t/period)	583	592	(+)9	607
Electronic materials	Electrodeposited copper foil sales volume (t/month)	2,537	2,112	(-)425	2,350
	Treated rolled copper foil sales volume (1,000m/month)	4,050	3,361	(-)689	3,393
	ITO target sales volume (t/month)	27.6	27.1	(-)0.5	19.7
Metal fabrication	Wrought copper products sales volume (1,000t/period)	38	36	(-)2	35
	Special steel products sales volume (1,000t/period)	9	5	(-)4	10
	Rate of High-performance materials products (%)	41%	41%	-	30%

* Crude oil FOB - Dubai spot base

Revised Business Forecast of Non-consolidated Financial Results for the Fiscal Term Ending March 31, 2006 (Apr. 1, 2005 to Mar. 30, 2006)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (announced on May 10, 2005)	11,500	7,500	11,000
Current Revised Forecast (B)	16,500	12,500	16,000
Increase/decrease (B - A)	(○) 5,000	(○) 5,000	(○) 5,000
Rate of change	43.5%	66.7%	45.5%

<Reasons for Revision>

Sales, Income before Special Items and Net Income are expected to increase due to increases in dividend to be paid by subsidiaries.

Dividends to be paid by Nippon Mining Holdings are scheduled to be ¥12 a share, including centurial dividend of ¥2 a share.

File No.82-34805
Exhibit 5

November 10,2005

Consolidated Interim Financial Results for the year ending March 31, 2006 ("Fiscal 2005")

NIPPON MINING HOLDINGS, INC (URL:http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka , Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118

Date for Convening the Board of Directors Meetings for the settlement of Accounts : November 10, 2005

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the six months ended September 30, 2005 (the period from April 1, 2005 to September 30, 2005)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	% (*1)	millions of yen	% (*1)	millions of yen	% (*1)
For the six months ended September 30, 2005	1,365,120	[16.7]	63,412	[34.4]	83,113	[52.7]
For the six months ended September 30, 2004	1,170,144	[11.2]	47,193	[155.1]	54,438	[181.4]
For the year ended March 31, 2005 (Fiscal 2004)	2,502,538		125,608		148,055	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	% (*1)	yen	sen	yen	sen
For the six months ended September 30, 2005	52,465	[191.5]	61	94	61	93
For the six months ended September 30, 2004	18,001	[333.4]	24	62	-	-
For the year ended March 31, 2005 (Fiscal 2004)	50,577		63	84	-	-

Note: 1.Equity in income of non-consolidated subsidiaries and affiliates

For the six months ended September 30, 2005 : 23,095 millions of yen, For the six months ended September 30, 2004 : 12,933 millions of yen, For the year ended March 31, 2005 : 31,278 millions of yen

2.Average number of shares issued (consolidated)

For the six months ended September 30, 2005 : 847,046,799 shares, For the six months ended September 30, 2004 : 731,179,229 shares, For the year ended March 31, 2005 : 789,164,998 shares

3.Change of accounting method : None

4.(*1) This represents a percentage of an increase or a decrease from the previous interim period.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of September 30, 2005	1,723,355	412,200
As of September 30, 2004	1,574,581	319,277
As of March 31, 2005	1,580,144	353,437

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of September 30, 2005	23.9	486	62
As of September 30, 2004	20.3	376	85
As of March 31, 2005	22.4	416	98

Note: Number of shares issued at end of period (consolidated)

As of September 30, 2005 : 847,074,819 shares, As of September 30, 2004 : 847,216,377 shares, As of March 31, 2005 : 847,132,246 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the six months ended September 30, 2005	9,605	(11,939)
For the six months ended September 30, 2004	(13,490)	(9,658)
For the year ended March 31, 2005 (Fiscal 2004)	45,360	(15,170)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the six months ended September 30, 2005	(2,907)	59,182
For the six months ended September 30, 2004	4,702	52,624
For the year ended March 31, 2005 (Fiscal 2004)	(38,734)	62,473

(4) Consolidation group

Consolidated subsidiaries	107	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co., Ltd., etc.)
Non-consolidated subsidiary accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	16	(LS-Nikko Copper Inc., Minera Los Pelambres., etc.)

(5) Changes in the scope of consolidation

Consolidated subsidiaries : (newly included : 4, excluded : 4), Equity method: (excluded : 2)

2. Consolidated projection for the year ending March 31, 2006 (Fiscal 2005)

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the year ending March 31, 2006 (Fiscal 2005)	2,870,000	145,000	75,000

Reference) Projection of Earnings Per Share 88 yen 54 sen

* This projection is based on information available as of November 10, 2005.
The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account Title	Fiscal 2005 (interim) (As of September 30, 2005)		Fiscal 2004 (As of March 31, 2005)		Increase (Decrease)	Fiscal 2004 (interim) (As of September 30, 2004)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	**1,723,355**	**100.0**	**1,580,144**	**100.0**	**143,211**	**1,574,581**	**100.0**
Current Assets	*787,525*	*45.7*	*677,062*	*42.8*	*110,463*	*649,568*	*41.3*
Cash and time deposits	59,467		62,068		(2,601)	52,673	
Notes and accounts receivable, trade	279,830		269,186		10,644	252,106	
Securities	2		9		(7)	23	
Inventories	381,283		283,984		97,299	290,781	
Other current assets	67,943		62,866		5,077	55,090	
Less:Allowance for doubtful accounts	(1,000)		(1,051)		51	(1,105)	
Fixed Assets	*935,830*	*54.3*	*903,082*	*57.2*	*32,748*	*925,013*	*58.7*
Property, plant and equipment	588,852		589,837		(985)	607,344	
Buildings and structures	132,820		133,503		(683)	145,425	
Machinery and equipment, other	163,355		162,653		702	153,928	
Land	285,843		287,882		(2,039)	293,049	
Construction in progress	6,834		5,799		1,035	14,942	
Intangible assets	64,556		64,890		(334)	70,937	
Investments and other long-term assets	282,422		248,355		34,067	246,732	
Investments in securities	219,166		182,716		36,450	174,257	
Long-term loans	17,467		19,562		(2,095)	21,721	
Deferred tax assets	10,535		10,857		(322)	13,720	
Other	36,240		36,610		(370)	37,926	
Less:Allowance for doubtful accounts	(986)		(1,390)		404	(892)	
Total Assets	*1,723,355*	*100.0*	*1,580,144*	*100.0*	*143,211*	*1,574,581*	*100.0*
Liabilities	**1,268,757**	**73.6**	**1,188,762**	**75.2**	**79,995**	**1,219,034**	**77.4**
Current Liabilities	*824,000*	*47.8*	*756,849*	*47.9*	*67,151*	*700,719*	*44.5*
Notes and accounts payable, trade	254,669		229,411		25,258	229,396	
Short-term borrowing	306,446		322,286		(15,840)	292,760	
Commercial paper	51,000		27,000		24,000	-	
Current portion of bonds	-		-		-	1,900	
Accounts payable, other	124,058		81,161		42,897	105,576	
Accrued income taxes	26,336		37,379		(11,043)	12,512	
Other current liabilities	61,491		59,612		1,879	58,575	
Long-term Liabilities	*444,757*	*25.8*	*431,913*	*27.3*	*12,844*	*518,315*	*32.9*
Bonds	-		-		-	53,600	
Long-term debt	300,449		294,504		5,945	339,167	
Deferred tax liabilities	36,103		23,840		12,263	25,599	
Allowance for retirement benefits	61,450		62,461		(1,011)	56,807	
Allowance for periodic repair works	14,867		15,891		(1,024)	14,531	
Other long-term liabilities	31,888		35,217		(3,329)	28,611	
Minority Interest in Consolidated Subsidiaries	**42,398**	**2.5**	**37,945**	**2.4**	**4,453**	**36,270**	**2.3**
Shareholders' Equity	**412,200**	**23.9**	**353,437**	**22.4**	**58,763**	**319,277**	**20.3**
Common stock	*40,000*	*2.3*	*40,000*	*2.5*	-	*40,000*	*2.5*
Capital surplus	*192,932*	*11.2*	*201,382*	*12.7*	*(8,450)*	*201,379*	*12.8*
Retained earnings	*147,760*	*8.6*	*95,537*	*6.0*	*52,223*	*62,454*	*4.0*
Surplus from land revaluation	*(3,051)*	*(0.2)*	*(2,994)*	*(0.2)*	*(57)*	*(2,420)*	*(0.2)*
Unrealized gain on marketable securities	*33,510*	*1.9*	*23,022*	*1.5*	*10,488*	*21,376*	*1.4*
Accumulated translation adjustment	*1,431*	*0.1*	*(3,175)*	*(0.1)*	*4,606*	*(3,232)*	*(0.2)*
Less:Treasury stock, at cost	*(382)*	*(0.0)*	*(335)*	*(0.0)*	*(47)*	*(280)*	*(0.0)*
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	*1,723,355*	*100.0*	*1,580,144*	*100.0*	*143,211*	*1,574,581*	*100.0*

Consolidated Statements of Income

Account title	Fiscal 2005 (interim) (from April 1, 2005 to September 30, 2005)		Fiscal 2004 (interim) (from April 1, 2004 to September 30, 2004)		Increase (Decrease)	Fiscal 2004 (from April 1, 2004 to March 31, 2005)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	1,365,120	100.0	1,170,144	100.0	194,976	2,502,538	100.0
Cost of sales	1,223,004	89.6	1,030,508	88.1	192,496	2,202,409	88.0
Selling, general and administrative expenses	78,704	5.8	92,443	7.9	(13,739)	174,521	7.0
Operating income	*63,412*	*4.6*	*47,193*	*4.0*	16,219	*125,608*	*5.0*
Other income	28,293	*2.1*	18,734	*1.6*	9,559	43,806	*1.8*
Interest income	1,087		648		439	1,349	
Dividend income	800		843		(43)	1,200	
Amortization of consolidation adjustment account	1,012		2,422		(1,410)	5,178	
Equity in income of non-consolidated subsidiaries and affiliates	23,095		12,933		10,162	31,278	
Other	2,299		1,888		411	4,801	
Other expenses	8,592	*0.6*	11,489	*0.9*	(2,897)	21,359	*0.9*
Interest expenses	5,344		6,529		(1,185)	12,581	
Exchange loss	358		1,230		(872)	509	
Other	2,890		3,730		(840)	8,269	
Income before special items	*83,113*	*6.1*	*54,438*	*4.7*	28,675	*148,055*	*5.9*
Special profit	10,235	*0.8*	18,543	*1.6*	(8,308)	35,101	*1.4*
Gain on sales of property, plant and equipment	3,517		1,053		2,464	1,995	
Gain on sales of investments in securities	3,825		4,570		(745)	17,606	
Gain on proceeds from casualty insurance	2,609		-		2,609	-	
Gain on change in equity of consolidated subsidiary	-		7,000		(7,000)	7,000	
Amortization of prior service cost	-		5,561		(5,561)	5,561	
Other	284		359		(75)	2,939	
Special loss	5,262	*0.4*	32,242	*2.8*	(26,980)	76,479	*3.0*
Loss on sales of property, plant and equipment	143		-		143	616	
Loss on disposal of property, plant and equipment	2,210		6,701		(4,491)	10,461	
Impairment losses	754		18,420		(17,666)	25,232	
Loss on write-down of investments in securities	148		31		117	789	
Reorganization and restructuring costs	692		6,018		(5,326)	20,726	
Provision for allowance for periodic repair works	551		-		551	-	
Provision for environmental remediation allowance	35		-		35	3,408	
Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	-		-		-	6,900	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	-		-		-	2,489	
Loss on redemption of bonds	-		-		-	1,695	
Provision for allowance for doubtful accounts	-		-		-	419	
Other	729		1,072		(343)	3,744	
Income before income taxes	*88,086*	*6.5*	*40,739*	*3.5*	47,347	*106,677*	*4.3*
Income taxes	24,747	*1.9*	8,725	*0.8*	16,022	42,331	*1.7*
Deferred income tax	3,960	*0.3*	8,995	*0.8*	(5,035)	5,645	*0.2*
Minority interest in earnings of consolidated subsidiaries	(6,914)	*(0.5)*	(5,018)	*(0.4)*	(1,896)	(8,124)	*(0.4)*
Net income	*52,465*	*3.8*	*18,001*	*1.5*	34,464	*50,577*	*2.0*

Consolidated Statement of Retained Earnings

(millions of yen)

Account Title	Fiscal 2005 (interim) (from April 1, 2005 to September 30, 2005)	Fiscal 2004 (interim) (from April 1, 2004 to September 30, 2004)	Fiscal 2004 (from April 1, 2004 to March 31, 2005)
Capital Surplus:			
Balance at beginning of year	201,382	149,320	149,320
Increase in capital surplus	72	56,162	56,165
Gain on disposition of treasury stock *	72	56,162	56,165
Decrease in capital surplus	8,522	4,103	4,103
Cash dividends paid	8,479	4,079	4,079
Bonuses to directors	43	24	24
Balance at end of year (period)	192,932	201,379	201,382
Retained Earnings:			
Balance at beginning of year	95,537	43,687	43,687
Increase in retained earnings	52,526	19,061	52,144
Net income	52,465	18,001	50,577
Increase arising from change of consolidated subsidiaries	-	990	990
Increase arising from merger of consolidated subsidiaries	4	-	-
Reclassification with surplus from land revaluation	57	70	577
Decrease in retained earnings	303	294	294
Bonuses to directors	169	97	97
Decrease arising from change of consolidated subsidiaries	134	197	197
Balance at end of year (period)	147,760	62,454	95,537

Note:

** Gain on disposition of treasury stock of Fiscal 2004 resulted mainly from the offering of treasury stock (168,165,500 shares) in August, 2004.*

Consolidated Statement of Cash Flows

Account title	Fiscal 2005 (interim) (from April 1, 2005 to September 30, 2005) millions of yen	Fiscal 2004 (interim) (from April 1, 2004 to September 30, 2004) millions of yen	Fiscal 2004 (from April 1, 2004 to March 31, 2005) millions of yen
Cash flows from operating activities			
Income before income taxes	88,086	40,739	106,677
Depreciation and amortization	22,247	23,312	47,726
Impairment losses	754	18,420	25,232
Amortization of consolidation adjustment account	(920)	(2,266)	(4,962)
Interest and dividend income	(1,887)	(1,491)	(2,549)
Interest expenses	5,344	6,529	12,581
Equity in income of non-consolidated subsidiaries and affiliates	(23,095)	(12,933)	(31,278)
Gain on sales of investments in securities	(3,825)	(4,570)	(17,606)
Loss on write-down of investments in securities	148	31	789
Gain (loss) on sales and disposal of property, plant and equipment	(1,164)	5,648	9,082
Gain on change in equity of consolidated subsidiary	—	(7,000)	(7,000)
Reorganization and restructuring costs	692	6,018	20,726
Increase in trade receivables	(8,621)	(10,654)	(28,378)
Increase in inventories	(96,506)	(69,702)	(62,859)
Increase (decrease) in trade payables	47,170	14,473	(9,311)
Other, net	13,125	(4,381)	9,407
Subtotal	41,548	2,173	68,277
Interest and dividend received	9,200	4,480	13,874
Interest paid	(5,311)	(6,502)	(13,309)
Payment for special retirement benefits	(164)	(458)	(833)
Income taxes paid	(35,668)	(13,183)	(22,649)
Net cash provided by (used in) operating activities	9,605	(13,490)	45,360
Cash flows from investing activities			
Decrease (increase) in time deposits	(1,011)	(75)	382
Proceeds from maturities or sales of securities	8	404	418
Payments for acquisition of property, plant and equipment	(17,949)	(22,060)	(44,751)
Proceeds from sales of property, plant and equipment	6,995	8,910	13,548
Payments for acquisition of intangible assets	(2,037)	(912)	(3,120)
Payments for long-term prepaid expenses	(790)	(329)	(648)
Payments for acquisition of investments in securities	(5,289)	(6,596)	(15,857)
Proceeds from sales or maturities of investments in securities	6,303	7,413	29,135
Net proceeds from acquisition of investments in newly consolidated subsidiaries	—	1,905	1,905
Increase in short-term loans, net	(654)	(919)	(508)
Payments for lending of long-term loans	(531)	(2,323)	(2,969)
Collection of long-term loans	2,781	6,777	10,135
Other, net	235	(1,853)	(2,840)
Net cash used in investing activities	(11,939)	(9,658)	(15,170)
Cash flows from financing activities			
Increase (decrease) in short-term borrowing, net	(844)	(24,259)	22,682
Increase in commercial paper, net	24,000	—	27,000
Proceeds from borrowing of long-term bank loans and others	38,650	3,364	10,271
Repayments of long-term bank loans and others	(51,854)	(58,022)	(125,770)
Payments for redemption of bonds	—	(1,900)	(57,400)
Proceeds from third-party share allotment of consolidated subsidiary	—	17,100	17,100
Proceeds from offering of treasury stock	—	74,840	74,840
Cash dividends paid	(8,479)	(4,079)	(4,079)
Other, net	(4,380)	(2,342)	(3,378)
Net cash provided by (used in) financing activities	(2,907)	4,702	(38,734)
Effect of exchange rate changes on cash and cash equivalents	815	154	101
Net decrease in cash and cash equivalents	(4,426)	(18,292)	(8,443)
Cash and cash equivalents at beginning of period	62,473	71,347	71,347
Increase due to subsidiaries newly included consolidation	1,135	988	988
Decrease due to subsidiaries excluded consolidation	—	(1,419)	(1,419)

Segment Information

1. Segment Information summarized by product group

For the six months ended September 30, 2005 (from April 1, 2005 to September 30, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,091,108	200,750	45,749	21,926	5,587	1,365,120	-	1,365,120
(2) Inter-group	1,791	12,223	1,662	2,610	5,355	23,641	(23,641)	-
Total	1,092,899	212,973	47,411	24,536	10,942	1,388,761	(23,641)	1,365,120
Operating costs and expenses	1,050,367	200,419	42,338	22,005	10,579	1,325,708	(24,000)	1,301,708
Operating income (loss)	42,532	12,554	5,073	2,531	363	63,053	359	63,412
Income (loss) before special items	42,048	32,464	4,337	2,656	901	82,406	707	83,113

For the six months ended September 30, 2004 (from April 1, 2004 to September 30, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	897,943	178,088	45,277	24,336	24,500	1,170,144	-	1,170,144
(2) Inter-group	3,524	10,893	1,429	4,224	4,749	24,819	(24,819)	-
Total	901,467	188,981	46,706	28,560	29,249	1,194,963	(24,819)	1,170,144
Operating costs and expenses	871,535	181,447	39,627	23,132	32,257	1,147,998	(25,047)	1,122,951
Operating income (loss)	29,932	7,534	7,079	5,428	(3,008)	46,965	228	47,193
Income (loss) before special items	26,462	19,457	6,353	5,434	(2,814)	54,892	(454)	54,438

For the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,979,823	357,989	86,094	47,958	30,674	2,502,538	-	2,502,538
(2) Inter-group	6,534	20,732	2,887	6,360	10,002	46,515	(46,515)	-
Total	1,986,357	378,721	88,981	54,318	40,676	2,549,053	(46,515)	2,502,538
Operating costs and expenses	1,894,045	362,046	78,959	45,696	43,170	2,423,916	(46,986)	2,376,930
Operating Income (loss)	92,312	16,675	10,022	8,622	(2,494)	125,137	471	125,608
Income (loss) before special items	87,837	46,431	7,721	8,566	(2,047)	148,508	(453)	148,055

Note: Main products for each group are the following;

- Petroleum : gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc.
- Resources and Non-ferrous Metals : resource development, copper, gold, silver, zinc, sulfuric acid, etc.
- Electronic Materials : copper foils, sputtering targets, compound semiconductor materials, etc.
- Metal Fabrication : wrought copper and copper alloy products, special steel products, precision products, etc.
- Other Operations : information service, common group administrative activities such as fund procurement, etc.

2. Segment information summarized by region

For the six months ended September 30, 2005 and 2004, and the year ended March 31, 2005, operations in Japan have over 90 % share of total sales of whole segment.

3. Overseas sales

For the six months ended September 30, 2005 and 2004, and the year ended March 31, 2005, overseas sales has less than 10% share of consolidated sales.

Interim Financial Results FY2005

Nippon Mining Holdings, INC.

November 10, 2005

※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Interim Results FY2005

1. Operating Results(consolidated)

(Billions of Yen)

	FY2005 1H	FY2004 1H	Differences
Net Sales	1,365.1	1,170.1	(○)195.0
Operating Income	63.4	47.2	(○) 16.2
Other Income and Expenses, net	19.7	7.2	(○) 12.5
Income before Special Items	83.1	54.4	(○) 28.7
Special Profit and Loss, net	5.0	(13.7)	(○) 18.7
Income Taxes	28.7	17.7	(×) 11.0
Minority Interest	6.9	5.0	(×) 1.9
Net Income	52.5	18.0	(○) 34.5

(1) Scope of Consolidation

① Consolidated subsidiaries 107 (4 additions, 4 reductions)

② Equity method affiliates 17 (2 reductions)

(2) Factors in ¥28.7 billion increase in the Income before Special Items

① Operating Income (○) ¥16.2bn

Petroleum (○) ¥12.6bn
Resources & Non-ferrous Metals (○) ¥5.0bn
Electronic Materials (×) ¥2.0bn
Metal Fabrication (×) ¥2.9bn
Others (○) ¥3.5bn

② Other Income and Expenses, net (○) ¥12.5bn

- Interest and dividend income (○) ¥0.4bn
- Amortization of consolidation adjustment account (×) ¥1.4bn
- Equity in income of non-consolidated subsidiaries and affiliates (○) ¥10.2bn
- Interest expenses (○) ¥1.2bn
- Others (○) ¥2.1bn

(3) Breakdown of Special Profit and Loss, net ¥5.0bn

- Gain on sales of PPE ¥3.5bn
- Gain on sales of investments in securities ¥3.8bn
- Gain on proceeds from casualty insurance ¥2.6bn
- Loss on disposal of PPE (¥2.2bn)
- Impairment losses (¥0.8bn)
- Reorganization and restructuring costs (¥0.7bn)
- Others (¥1.2bn)

(4) Segments

(Billions of Yen)

		FY2005 1H	FY2004 1H	Differences
Petroleum (Japan Energy Group)	Net Sales	1,092.9	901.5	(○) 191.4
	Operating Income	42.5	29.9	(○) 12.6
	Income before Special Items	42.0	26.5	(○) 15.6
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	213.0	189.0	(○) 24.0
	Operating Income	12.6	7.5	(○) 5.0
	Income before Special Items	32.5	19.5	(○) 13.0
Electronic Materials (Nikko Materials Group)	Net Sales	47.4	46.7	(○) 0.7
	Operating Income	5.1	7.1	(×) 2.0
	Income before Special Items	4.3	6.4	(×) 2.0
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	24.5	28.6	(×) 4.0
	Operating Income	2.5	5.4	(×) 2.9
	Income before Special Items	2.7	5.4	(×) 2.8
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	10.9	29.2	(×) 18.3
	Operating Income	0.7	(2.8)	(○) 3.5
	Income before Special Items	1.6	(3.3)	(○) 4.9
Eliminations	Net Sales	(23.6)	(24.8)	(○) 1.2
Total	Net Sales	1,365.1	1,170.1	(○) 195.0
	Operating Income	63.4	47.2	(○) 16.2
	Income before Special Items	83.1	54.4	(○) 28.7

※Net Sales by segments include inter-segment sales.
※Income of eliminations and corporate income included in Others.

(5)Key Data

		FY2005 1H	FY2004 1H	Differences
All Segments	Exchange Rate (¥/$)	109	110	(-) 1
Petroleum	Dubai Spot Price ($/BBL)	51.6	34.8	(+) 16.8
	Market Price of Paraxylene ($/t) ACP Base	919	806	(+) 113
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	162	128	(+) 34
	Electrolytic Copper Sales (1000 tones)	302	313	(-) 11
Electronic Materials	Electro deposited Copper Foil Sales (tones/month)	2,097	2,735	(-) 638
	Treated Rolled Copper Foil Sales (1000 meters/month)	3,021	4,102	(-) 1,081
	ITO Target Sales (tones/month)	24.2	19.1	(+) 5.1
Metal Fabrication	Wrought copper products (1000 tones)	17	19	(-) 2
	Special Steel Products (1000 tones)	2	6	(-) 4
	High Quality Products Ratio	41%	30%	(+) 11%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1H	FY2004 1H	Differences
Net Sales	1,092.9	901.5	(○) 191.4
Operating Income	42.5	29.9	(○) 12.6
Income before Special Items	42.0	26.5	(○) 15.6

< Factors in ¥15.6bn increase in the Income before Special Items >

- Unrealized inventory profit (○)¥16.2bn (04/1H:11.2bn → 05/1H:27.4bn)
- Influence of a fire and a natural disaster in FY2004 (○) ¥4.5bn
- Decrease in income for petrochemical business (×) ¥1.5bn
- Other (×)¥6.5bn
- Other income and expenses (○)¥2.9bn
  (Increase in equity in income of non-consolidated subsidiaries and affiliates)

(2) Sales volume and growth rate

	Domestic sales volume (Thousands of KL)			Growth rate FY2005/1H vs. FY2004/1H
	FY2005 1H	FY2004 1H	Differences	
Gasoline	3,167	3,260	△ 93	97.2%
Naphtha	1,950	1,495	455	130.4%
Jet Fuel	322	365	△ 43	88.3%
Kerosene	734	721	13	101.9%
Gas Oil	2,185	2,167	18	100.8%
A Heavy Fuel	1,282	1,171	111	109.4%
C Heavy Fuel	1,261	1,114	147	113.2%
Total	**10,902**	**10,293**	**609**	**105.9%**
Gasoline & Middle Distillation	7,369	7,319	50	100.7%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2005			FY2004				
		Apr-Jun	Jul-Sep	Total	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining Volume	5.89	7.30	13.19	6.24	6.67	7.40	7.37	27.67
	Utilization Rate	70%	86%	78%	74%	78%	86%	88%	81%
	Comparison with Previous Year	94%	110%	102%	89%	104%	107%	100%	100%
Mizushima	Refining Volume	1.97	2.69	4.66	2.86	2.42	2.94	2.83	11.04
	Utilization Rate	68%	92%	80%	97%	81%	98%	96%	93%
	Comparison with Previous Year	69%	111%	88%	110%	102%	126%	101%	109%
Kashima	Refining Volume	2.57	2.59	5.16	1.60	2.29	2.59	2.62	9.11
	Utilization Rate	94%	93%	93%	58%	83%	93%	97%	83%
	Comparison with Previous Year	161%	113%	133%	65%	105%	99%	101%	92%

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 200,200Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1H	FY2004 1H	Differences
Net Sales	213.0	189.0	(○) 24.0
Operating Income	12.6	7.5	(○) 5.0
Income before Special Items	32.5	19.5	(○) 13.0

< Factors in ¥13.0bn increase in the Income before Special Items >

- Nippon Mining & Metals and consolidated subsidiaries (○) ¥5.0bn
  - * Metal prices up
  - * Copper premium improvement
  - * TC/RC improvement, etc.
- Equity in income of affiliates (○) ¥8.0bn
  - * Minera Los Pelambres (○) ¥6.9bn (Copper and molybdenum prices up, etc.)
  - * LS-Nikko (○) ¥0.8bn (Sales increase, etc.)

(2) Price and Sales Volume

		FY2005 1H	FY2004 1H	Differences
Price	Copper (¢/lb)	162	128	(+) 34
	Zinc ($/t)	1,285	1,004	(+) 281
	Gold ($/TOZ)	433	397	(+) 36
	Platinum ($/TOZ)	883	834	(+) 49
	Palladium ($/TOZ)	189	236	(−) 47
Sales Volume (Thousand tones)	Electrolytic copper	302	313	(−) 11
	Zinc	38	42	(−) 4

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1H	FY2004 1H	Differences
Net Sales	47.4	46.7	(○) 0.7
Operating Income	5.1	7.1	(×) 2.0
Income before Special Items	4.3	6.4	(×) 2.0

< Factors in ¥2.0bn decrease in the Income before Special Items >

①Operating Income (×) ¥2.0bn

- Electro deposited copper foil(×)¥0.8bn
- Treated rolled copper foil (×)¥1.3bn
- Sputtering Target(○)¥0.5bn
- Expenses including development cost(×)¥0.4bn

②Other Income (Expenses) -

(2) Breakdown by products

(Billions of Yen)

		FY2005 1H	FY2004 1H	Differences
Electro Deposited and Treated Rolled Copper Foil	Net Sales	17.4	21.5	(×) 4.1
	Operating Income	(0.1)	2.0	(×) 2.1
Target	Net Sales	24.4	19.5	(○) 4.9
	Operating Income	6.6	6.1	(○) 0.5
Compound Semiconductor Materials and Others	Net Sales	5.6	5.7	(×) 0.1
	Operating Income	(1.4)	(1.0)	(×) 0.4
Total	Net Sales	47.4	46.7	(○) 0.7
	Operating Income	5.1	7.1	(×) 2.0

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1H	FY2004 1H	Differences
Net Sales	24.5	28.6	(×) 4.0
Operating Income	2.5	5.4	(×) 2.9
Income before Special Items	2.7	5.4	(×) 2.8

< Factors in ¥2.8bn decrease in the Income before Special Items >

- Sales decrease (×)¥2.7bn
  - * Copper foil (×) ¥1.4bn
  - * Stainless steel for electron guns for CRT (×) ¥0.6bn
  - * Phosphor bronze (×) ¥0.3bn
- Copper price up (○) ¥0.1bn
- Others (×) ¥0.2bn

(2) Sales by products

(Billions of Yen)

		FY2005 1H	FY2004 1H	Differences
Wrought copper	Phosphor bronze	6.7	6.8	(×) 0.1
	Corson alloy	3.0	2.9	(○) 0.1
	Copper foil	2.4	4.1	(×) 1.7
	Others	4.2	3.6	(○) 0.6
Special steel	Stainless steel	0.9	2.3	(×) 1.4
	High-nickel alloy	1.6	3.4	(×) 1.8
	Others	0.2	0.2	-
Others (precision manufacturing etc.)		5.5	5.3	(○) 0.2
Total		24.5	28.6	(×) 4.0

<5> Others

(1) Operating Results (Billions of Yen)

	FY2005 1H	FY2004 1H	Differences
Net Sales	10.9	29.2	(×) 18.3
Operating Income	0.7	(2.8)	(○) 3.5
Income before Special Items	1.6	(3.3)	(○) 4.9

※ Income of eliminations and corporate income included

(2) Main independent operating company included in the operating results above

(Billions of Yen)

		FY2005 1H	FY2004 1H	Differences
CCS	Net Sales	6.6	6.4	(○) 0.2
	Income before Special Items	0.2	0.1	(○) 0.2

II Annual Forecasts FY2005

1. Comparison with FY2004

(1) Key Data

		FY2005			FY2004		
		1H	2H(e)	Total	1H	2H	Total
All Segments	Exchange Rate (¥／$)	109	110	110	110	105	108
Petroleum	Dubai Spot Price ($／BBL)	51.6	50.0	50.8	34.8	38.4	36.6
	Market Price of Paraxylene ($／t) ACP Base	919	1,020	970	806	972	889
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	162	160	161	128	144	136
	Electrolytic Copper Sales (1000 tones)	302	290	592	313	295	607
Electronic Materials	Electro deposited Copper Foil Sales (tones／month)	2,097	2,126	2,112	2,735	1,965	2,350
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,021	3,700	3,361	4,102	2,685	3,393
	ITO Target Sales (tones／month)	24.2	30.1	27.1	19.1	20.2	19.7
Metal Fabrication	Wrought copper products (1000 tones)	17	19	36	19	16	35
	Special Steel Products (1000 tones)	2	3	5	6	5	10
	High Quality Products Ratio	41%	42%	41%	30%	29%	30%

※ FY 2005 2H (e) : Estimation

(2) Operating Forecasts(consolidated)

(Billions of Yen)

	FY2005			FY2004			Differences (FY2005-FY2004)
	1H	2H(e)	Total	1H	2H	Total	
Net Sales	1,365.1	1,504.9	2,870.0	1,170.1	1,332.4	2,502.5	(○)367.5
Operating Income	63.4	45.6	109.0	47.2	78.4	125.6	(×) 16.6
Income before Special Items	83.1	61.9	145.0	54.4	93.6	148.1	(×) 3.1
Net Income	52.5	22.5	75.0	18.0	32.6	50.6	(○) 24.4
Ratio of Income before Special Items to Net Sales	6.1%	4.1%	5.1%	4.7%	7.0%	5.9%	(×) 0.8%
Earnings Per Share (yen)			88.5			63.8	(○) 24.7

(3) Operating Forecasts by Segments

(Billions of Yen)

		FY2005			FY2004			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Petroleum (Japan Energy Group)	Net Sales	1,092.9	1,227.1	2,320.0	901.5	1,084.9	1,986.4	(○)191.4	(○)142.2	(○)333.6
	Operating Income	42.5	32.5	75.0	29.9	62.4	92.3	(○) 12.6	(×) 29.9	(×)17.3
	Income before Special Items	42.0	31.0	73.0	26.5	61.4	87.8	(○) 15.6	(×) 30.4	(×)14.8
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	213.0	206.0	419.0	189.0	189.7	378.7	(○) 24.0	(○)16.3	(○)40.3
	Operating Income	12.6	6.9	19.5	7.5	9.1	16.7	(○) 5.0	(×)2.2	(○)2.8
	Income before Special Items	32.5	25.5	58.0	19.5	27.0	46.4	(○) 13.0	(×)1.4	(○)11.6
Electronic Materials (Nikko Materials Group)	Net Sales	47.4	52.6	100.0	46.7	42.3	89.0	(○) 0.7	(○)10.3	(○)11.0
	Operating Income	5.1	2.4	7.5	7.1	2.9	10.0	(×) 2.0	(×)0.5	(×)2.5
	Income before Special Items	4.3	1.2	5.5	6.4	1.4	7.7	(×) 2.0	(×)0.2	(×)2.2
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	24.5	27.5	52.0	28.6	25.8	54.3	(×) 4.0	(○)1.7	(×)2.3
	Operating Income	2.5	3.0	5.5	5.4	3.2	8.6	(×) 2.9	(×)0.2	(×)3.1
	Income before Special Items	2.7	2.8	5.5	5.4	3.1	8.6	(×) 2.8	(×)0.3	(×)3.1
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	10.9	13.1	24.0	29.2	11.4	40.7	(×) 18.3	(○)1.6	(×)16.7
	Operating Income	0.7	0.8	1.5	(2.8)	0.8	(2.0)	(○) 3.5	-	(○) 3.5
	Income before Special Items	1.6	1.4	3.0	(3.3)	0.8	(2.5)	(○) 4.9	(○)0.6	(○)5.5
Eliminations	Net Sales	(23.6)	(21.4)	(45.0)	(24.8)	(21.7)	(46.5)	(○) 1.2	(○)0.3	(○)1.5
Total	Net Sales	1,365.1	1,504.9	2,870.0	1,170.1	1,332.4	2,502.5	(○) 195.0	(○)172.5	(○)367.5
	Operating Income	63.4	45.6	109.0	47.2	78.4	125.6	(○) 16.2	(×)32.8	(×)16.6
	Income before Special Items	83.1	61.9	145.0	54.4	93.6	148.1	(○) 28.7	(×)31.7	(×)3.1

※Net Sales of each segment includes inter-segments sales.

(4) Income before Special Items (FY2005 vs FY2004)

(Billions of Yen)

	FY2005 (e)	FY2004	Differences	Notes
Petroleum (Japan Energy Group)	73.0	87.8	(×) 14.8	➢ Unrealized inventory profit (○) 9.9 (FY04:17.5→FY05:27.4) ➢ Influence of a fire and a natural disaster in FY2004 (○) 5.5 ➢ Petrochemicals (×) 7.0 ➢ Other (×) 25.7 ➢ Other income or expenses (○) 2.5
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	58.0	46.4	(○) 11.6	➢ Nippon Mining & Metals and consolidated subsidiaries (○) 1.7 ・ Copper price up ・ Copper premium improvement ・ TC/RC improvement, etc. ➢ Equity method in affiliated companies (○) 9.9 ・ Minera Los Pelambres (○) 5.4 (Copper & Molybdenum price up) ・ LS-Nikko (○) 3.4 (TC/RC improvement, Other)
Electronic Materials (Nikko Materials Group)	5.5	7.7	(×) 2.2	➢ Decrease of unrealized inventory profit ➢ Sales decrease of electro deposited and treated rolled copper foil ➢ Sales increase of sputtering target
Metal Fabrication (Nikko Metal Manufacturing Group)	5.5	8.6	(×) 3.1	➢ Sales decrease in IT related products (Copper foil, etc.) ➢ Sales decrease of stainless steel for electron guns for CRT
Others (Independent Operating Companies & Functional Support Companies)	3.0	(2.5)	(○) 5.5	➢ By decrease in equity of am/pm Japan ➢ Removal of cost for offering of treasury stock in FY 2004
Total	145.0	148.1	(×) 3.1	

Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	1,092.9	1,227.1	2,320.0	901.5	1,084.9	1,986.4	(○)191.4	(○)142.2	(○)333.6
Operating Income	42.5	32.5	75.0	29.9	62.4	92.3	(○) 12.6	(×) 29.9	(×) 17.3
Income before Special Items	42.0	31.0	73.0	26.5	61.4	87.8	(○) 15.6	(×) 30.4	(×) 14.8

(2) Sales volume and growth rate of fuel oil

	Domestic sales volume (thousand of KL)			Growth rate
	FY2005 (e)	FY2004	Differences	
Gasoline	6,265	6,298	(33)	99.5%
Naphtha	3,890	3,426	464	113.5%
Jet Fuel	652	703	(51)	92.7%
Kerosene	2,854	2,868	(14)	99.5%
Gas Oil	4,405	4,417	(12)	99.7%
A Heavy Fuel	2,885	2,723	162	105.9%
C Heavy Fuel	2,000	2,366	(366)	84.5%
Total	**22,952**	**22,801**	**151**	**100.7%**
Gasoline & Middle Distillation	16,410	16,306	104	100.6%

(3) Number of JOMO Service Stations

	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31	2005 Mar 31	2005 Sep 30
Owned by Japan Energy (Self-SS)	1,377	1,328	1,284 (105)	1,229 (227)	1,207 (264)	1,172 (297)	1,160 (318)
Owned by wholesalers and others (Self-SS)	3,575	3,318	3,192 (59)	3,067 (95)	2,943 (121)	2,851 (143)	2,816 (159)
Total (Self-SS)	4,952	4,646	4,476 (164)	4,296 (322)	4,150 (385)	4,023 (440)	3,976 (477)

(4) Petrochemical Profit

(Billions of Yen)

FY2005 (e)	FY2004	FY2003	FY2002
17.5	24.5	8.5	5.5

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	213.0	206.0	419.0	189.0	189.7	378.7	(○)24.0	(○)16.3	(○)40.3
Operating Income	12.6	6.9	19.5	7.5	9.1	16.7	(○) 5.0	(×) 2.2	(○) 2.8
Income before Special Items	32.5	25.5	58.0	19.5	27.0	46.4	(○)13.0	(×) 1.4	(○)11.6

(2) Price and Sales Volume

		FY2005			FY2004		
		1H	2H (e)		1H	2H	
Price	Copper (¢/lb)	162	160	161	128	144	136
	Zinc ($/t)	1,285	1,200	1,243	1,004	1,215	1,109
	Gold ($/TOZ)	433	400	417	397	431	414
	Platinum ($/TOZ)	883	820	852	834	856	845
	Palladium ($/TOZ)	189	180	185	236	198	217
Sales Volume (Thousand tones)	Electrolytic Copper	302	290	592	313	295	607
	Zinc	38	50	88	42	43	85

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H (e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	47.4	52.6	100.0	46.7	42.3	89.0	(○)0.7	(○)10.3	(○)11.0
Operating Income	5.1	2.4	7.5	7.1	2.9	10.0	(×)2.0	(×) 0.5	(×) 2.5
Income before Special Items	4.3	1.2	5.5	6.4	1.4	7.7	(×)2.0	(×) 0.2	(×) 2.2

(2) Breakdown by products

(Billions of Yen)

		FY2005			FY2004			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Electro Deposited and Treated Rolled Copper Foil	Net Sales	17.4	19.6	37.0	21.5	16.8	38.3	(×) 4.1	(○) 2.8	(×) 1.3
	Operating Income	(0.1)	0.4	0.3	2.0	(0.3)	1.7	(×) 2.1	(○) 0.7	(×) 1.4
Target	Net Sales	24.4	28.3	52.7	19.5	20.5	40.0	(○) 4.9	(○) 7.8	(○)12.7
	Operating Income	6.6	4.0	10.6	6.1	4.8	10.9	(○) 0.5	(×) 0.8	(×) 0.3
Compound semiconductor materials and others	Net Sales	5.6	4.7	10.3	5.7	5.0	10.7	(×) 0.1	(×) 0.3	(×) 0.4
	Operating Income	(1.4)	(2.0)	(3.4)	(1.0)	(1.6)	(2.6)	(×) 0.4	(×) 0.4	(×) 0.8
Total	Net Sales	47.4	52.6	100.0	46.7	42.3	89.0	(○) 0.7	(○)10.3	(○)11.0
	Operating Income	5.1	2.4	7.5	7.1	2.9	10.0	(×) 2.0	(×) 0.5	(×) 2.5

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	24.5	27.5	52.0	28.6	25.8	54.3	(×)4.0	(○)1.7	(×)2.3
Operating Income	2.5	3.0	5.5	5.4	3.2	8.6	(×)2.9	(×)0.2	(×)3.1
Income before Special Items	2.7	2.8	5.5	5.4	3.1	8.6	(×)2.8	(×)0.3	(×)3.1

(2) Sales by products

(Billions of Yen)

		FY2005			FY2004			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	6.7	7.2	13.8	6.8	6.3	13.1	(×)0.1	(○)0.9	(○)0.7
	Corson alloy	3.0	3.0	6.0	2.9	2.3	5.2	(○)0.1	(○)0.7	(○)0.8
	Copper foil	2.4	2.6	5.0	4.1	2.1	6.2	(×)1.7	(○)0.5	(×)1.2
	Others	4.2	4.7	9.0	3.6	3.7	7.3	(○)0.6	(○)1.0	(○)1.7
Special steel	Stainless steel	0.9	1.8	2.7	2.3	2.3	4.6	(×)1.4	(×)0.5	(×)1.9
	High-nickel alloy	1.6	1.7	3.3	3.4	3.4	6.8	(×)1.8	(×)1.7	(×)3.5
	Others	0.2	0.1	0.3	0.2	0.1	0.3	-	-	-
Others (precision manufacturing etc.)		5.5	6.4	11.9	5.3	5.6	10.8	(○)0.2	(○)0.8	(○)1.1
Total		24.5	27.5	52.0	28.6	25.8	54.3	(×)4.0	(○)1.7	(×)2.3

2. Comparison with the previous forecasts

〈1〉 FY2005 1H

(1) Key Data

		FY2005 1H		
		Actual	Previous data (Aug. 10)	Differences
All Segments	Exchange Rate (¥／$)	109	110	(-) 1
Petroleum	Dubai Spot Price ($／BBL)	51.6	50.5	(+) 1.1
	Market Price of Paraxylene ($／t) ACP Base	919	930	(-) 11
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	162	157	(+) 5
	Electrolytic Copper Sales (1000 tones)	302	302	-
Electronic Materials	Electro deposited Copper Foil Sales (tones／month)	2,097	2,175	(-) 78
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,021	3,040	(-) 19
	ITO Target Sales (tones／month)	24.2	24.8	(-) 0.6
Metal Fabrication	Wrought copper products (1000 tones)	17	17	-
	Special Steel Products (1000 tones)	2	2	-
	High Quality Products Ratio(%)	41%	41%	-

(2) Operating Results (Consolidated)

(Billions of Yen)

	FY2005 1H		
	Actual	Previous forecasts (Aug. 10)	Differences
Net Sales	1,365.1	1,330.0	(○) 35.1
Operating Income	63.4	59.0	(○) 4.4
Income before Special Items	83.1	77.0	(○) 6.1
Net Income	52.5	48.0	(○) 4.5
Ratio of Income before Special Items to Net Sales	6.1%	5.8%	(○) 0.3%
Earnings Per Share (yen)	61.9	56.7	(○) 5.3

(3) Segment Information

(Billions of Yen)

		FY2005 1H		
		Actual	Previous forecasts (Aug. 10)	Differences
Petroleum (Japan Energy Group)	Net Sales	1,092.9	1,060.0	(○) 32.9
	Operating Income	42.5	40.0	(○) 2.5
	Income before Special Items	42.0	40.0	(○) 2.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	213.0	210.0	(○) 3.0
	Operating Income	12.6	11.0	(○) 1.6
	Income before Special Items	32.5	29.5	(○) 3.0
Electronic Materials (Nikko Materials Group)	Net Sales	47.4	47.0	(○) 0.4
	Operating Income	5.1	4.5	(○) 0.6
	Income before Special Items	4.3	3.5	(○) 0.8
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	24.5	26.0	(×) 1.5
	Operating Income	2.5	3.0	(×) 0.5
	Income before Special Items	2.7	3.0	(×) 0.3
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	10.9	10.0	(○) 0.9
	Operating Income	0.7	0.5	(○) 0.2
	Income before Special Items	1.6	1.0	(○) 0.6
Eliminations	Net Sales	(23.6)	(23.0)	(×) 0.6
Total	Net Sales	1,365.1	1,330.0	(○) 35.1
	Operating Income	63.4	59.0	(○) 4.4
	Income before Special Items	83.1	77.0	(○) 6.1

※Net Sales of each segment includes inter-segments sales.

(4) Income before Special Items FY2005 1H

(Billions of Yen)

	Actual	Previous forecasts (Aug. 10)	Differences	Notes
Petroleum (Japan Energy Group)	42.0	40.0	(○)2.0	➢ Decrease of prospecting cost for oil-field ➢ Decrease of general and administrative expenses
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	32.5	29.5	(○)3.0	➢ Nippon Mining & Metals and subsidiaries (○)1.7 • Metal prices up • Copper premium improvement ➢ Equity method affiliates (○)1.3 • Minera Los Pelambres (○) 1.2 (Sales increase of Molybdenum)
Electronic Materials (Nikko Materials Group)	4.3	3.5	(○)0.8	➢ Sales increase of sputtering target
Metal Fabrication (Nikko Metal Manufacturing Group)	2.7	3.0	(×)0.3	➢ Sales decrease in IT related products (Copper foil, etc.) ➢ Sales decrease of stainless steel for electron guns for CRT
Others (Independent Operating Companies & Functional Support Companies)	1.6	1.0	(○)0.6	
Total	83.1	77.0	(○)6.1	

〈2〉FY2005 (full year)

(1) Key Data

		FY2005 (full year)		
		Revised forecasts	Previous forecasts (May 11)	Differences
All Segments	Exchange Rate (¥／$)	110	103	(+) 7
Petroleum	Dubai Spot Price ($／BBL)	50.8	42.5	(+) 8.3
	Market Price of Paraxylene ($／t) ACP Base	970	920	(+) 50
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	161	130	(+) 31
	Electrolytic Copper Sales (1000 tones)	592	583	(+) 9
Electronic Materials	Electro deposited Copper Foil Sales (tones／month)	2,112	2,537	(-) 425
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,361	4,050	(-) 689
	ITO Target Sales (tones／month)	27.1	27.6	(-) 0.5
Metal Fabrication	Wrought copper products (1000 tones)	36	38	(-) 2
	Special Steel Products (1000 tones)	5	9	(-) 4
	High Quality Products Ratio(%)	41%	41%	-

(2) Annual Forecasts

(Billions of Yen)

	FY2005 (full year)		
	Revised forecasts	Previous forecasts (May 11)	Differences
Net Sales	2,870.0	2,480.0	(○) 390.0
Operating Income	109.0	93.0	(○) 16.0
Income before Special Items	145.0	110.0	(○) 35.0
Net Income	75.0	61.0	(○) 14.0
Ratio of Income before Special Items to Net Sales	5.1%	4.4%	(○) 0.6%
Earnings Per Share (yen)	88.5	72.0	(○) 16.5

(3) Segment Information

(Billions of Yen)

		FY2005 (full year)		
		Revised forecasts	Previous forecasts (May 11)	Differences
Petroleum (Japan Energy Group)	Net Sales	2,320.0	2,010.0	(○)310.0
	Operating Income	75.0	62.0	(○) 13.0
	Income before Special Items	73.0	57.0	(○) 16.0
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	419.0	338.0	(○) 81.0
	Operating Income	19.5	12.0	(○) 7.5
	Income before Special Items	58.0	36.0	(○) 22.0
Electronic Materials (Nikko Materials Group)	Net Sales	100.0	105.0	(×) 5.0
	Operating Income	7.5	8.0	(×) 0.5
	Income before Special Items	5.5	5.5	—
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	52.0	61.0	(×) 9.0
	Operating Income	5.5	9.0	(×) 3.5
	Income before Special Items	5.5	8.5	(×) 3.0
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	24.0	12.0	(○) 12.0
	Operating Income	1.5	2.0	(×) 0.5
	Income before Special Items	3.0	3.0	—
Eliminations	Net Sales	(45.0)	(46.0)	(○) 1.0
Total	Net Sales	2,870.0	2,480.0	(○)390.0
	Operating Income	109.0	93.0	(○) 16.0
	Income before Special Items	145.0	110.0	(○) 35.0

※Net Sales of each segment includes inter-segments sales.

(4) Income before Special Items FY2005 (full year)

(Billions of Yen)

	Revised forecasts	Previous forecasts (May 11)	Differences	Notes
Petroleum (Japan Energy Group)	73.0	57.0	(○)16.0	➢ Unrealized inventory profit ➢ Energy cost up
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	58.0	36.0	(○)22.0	➢ Nippon Mining & Metals and consolidated subsidiaries (○) 7.1 ・ Copper price up ・ Depreciation of the yen ➢ Equity method in affiliated companies (○) 14.9 ・ Minera Los Pelambres (○) 11.8 (Copper and Molybdenum price up) ・ LS-Nikko (○) 1.2 (Copper price up)
Electronic Materials (Nikko Materials Group)	5.5	5.5	—	➢ Increase of unrealized inventory profit ➢ Sales decrease of electro deposited and treated rolled copper foil ➢ Sales increase of sputtering target
Metal Fabrication (Nikko Metal Manufacturing Group)	5.5	8.5	(×) 3.0	➢ Sales decrease in IT related products (Copper foil, etc.) ➢ Sales decrease of stainless steel for electron guns for CRT
Others (Independent Operating Companies & Functional Support Companies)	3.0	3.0	—	
Total	145.0	110.0	(○)35.0	

Ⅲ Consolidated Balance Sheet, Consolidated Cash Flows etc.

1. Consolidated Balance Sheet

(Billions of Yen)

	Sept 30 2005	Mar 31 2005[A]	Differences		Mar 31 2006 (forecast) [B]	[B]−[A]	
Current Assets	787.5	677.1	(+)	110.5	1,730.0	(+)	149.9
Fixed Assets	935.8	903.1	(+)	32.7			
Total Assets	1,723.4	1,580.1	(+)	143.2	1,730.0	(+)	149.9
Current Liabilities	824.0	756.8	(+)	67.2	1,252.0	(+)	63.3
Long-term Liabilities	444.8	431.9	(+)	12.8			
Minority Interest	42.4	37.9	(+)	4.5	46.0	(+)	8.1
Total Shareholders' Equity	412.2	353.4	(+)	58.8	432.0	(+)	78.6
Shareholder's Equity Ratio	23.9%	22.4%	(+)	1.5%	25.0%	(+)	2.6%
BPS ※	¥486.62	¥416.98	(+)	¥69.64	¥509.99	(+)	¥93.01
Interest Bearing Debt	657.9	643.8	(+)	14.1	685.0	(+)	41.2

※ BPS is divided by 847,075 thousand, issued shares as of Sept 30 2005.

① Factors in Change from Mar 31 2005 to Sept 30 2005

(Billions of Yen)

Assets (+) 143.2	Cash and cash equivalents (-) 3.3, Notes and account receivable, trade (+) 10.6, Inventories (+) 97.3, Property, plant and equipment(PPE) and intangible fixed assets (-)1.3 (Capital expenditures (+) 22.4, Depreciation and amortization (-) 22.2, Sales and disposal of PPE and others (-) 1.5), Acquisition of investments in securities and lending of loans (+) 6.7, Sales or maturities of investments in securities and collection of loans (-) 9.5, Difference in equity in income of non-consolidated subsidiaries and affiliates and dividend received from such companies (+) 15.7, Unrealized gain on marketable securities (+) 17.7, Others (+) 9.3
Liabilities (+) 80.0	Interest-bearing debt (+) 14.1, Trade payables (+) 53.2 (influence of national holiday (+) 27.1), Accrued income taxes (-) 11.0, Deferred tax liabilities (+) 12.3, Others (+) 11.4
Minority Interest (+) 4.5	
Shareholder's Equity (+) 58.8	Net income (+) 52.5, Dividends (-) 8.5, Unrealized gain on marketable securities (+) 10.5, Others (+) 4.3

② Factors in Change from Mar 31 2005 to Mar 31 2006 (Forecasts)

(Billions of Yen)

Assets (+) 149.9	Cash and cash equivalents (-) 12.5, Trade receivables and Inventories (+)103.3, Capital expenditures (+) 78.2, Depreciation and amortization (-) 44.8, Acquisition of investments in securities and lending of loans (+) 19.5, Sales or maturities of investments in securities and collection of loans (-) 15.7, Difference in equity in income of non-consolidated subsidiaries and affiliates and dividend received from such companies (+) 28.7, Others (-) 6.8
Liabilities (+) 63.3	Interest-bearing debt (+) 41.2, Trade payables (+) 11.9, Others (+) 10.2
Minority Interest (+) 8.1	
Shareholders' Equity (+) 78.6	Net income (+) 75.0, Cash dividends paid (-) 8.5, Unrealized gain on marketable securities (+) 12.1

2. Consolidated Cash Flows

(Billions of Yen)

	FY2005 1H	FY2004 1H	FY2004	FY2005 (e)
Cash Flows from Operating Activities	(+) 9.6	(-) 13.5	(+) 45.4	(+) 35.7
Cash Flows from Investing Activities	(-) 11.9	(-) 9.7	(-) 15.2	(-) 74.0
Cash Flows from Financing Activities	(-) 2.9	(+) 4.7	(-) 38.7	(+) 24.7
Effect of Exchange Rate Changes	(+) 0.8	(+) 0.2	(+) 0.1	-
Net Decrease in Cash and Cash Equivalents	(-) 4.4	(-) 18.3	(-) 8.4	(-) 13.6

(1) FY2005 1H Breakdown

① Cash Flows from Operating Activities (+) 9.6
Income before Special Items (+)83.1, Depreciation and amortization (+) 22.2, Trade receivables, inventories and trade payables (-) 58.0, Equity in income of non-consolidated subsidiaries and affiliates (-) 23.1, Dividend received from non-consolidated subsidiaries and affiliates accounted for by equity method (+) 7.4, Income taxes paid (-) 35.7, Others (+) 13.7

② Cash Flows from Investing Activities (-) 11.9
Investments in PPE and intangible assets (-) 20.0, Acquisition of investments in securities and lending of loans (-) 6.7, Sales or maturities of investments in securities and collection of loans (+) 9.5, Others (+) 5.3

③ Cash Flows from Financing Activities (-) 2.9
Interest-bearing debt (+) 10.0, Cash dividends paid (-) 8.5, Others (-) 4.4

(2) FY2005 (e) Breakdown

① Cash Flows from Operating Activities (+) 35.7
Income before Special Items (+)145.0, Depreciation and amortization (+) 44.8, Trade receivables, inventories and trade payables (-) 91.1, Equity in income of non-consolidated subsidiaries and affiliates (-) 45.0, Dividend received from non-consolidated subsidiaries and affiliates accounted for by equity method (+) 16.3, Others (-) 34.3

② Cash Flows from Investing Activities (-) 74.0
Investments in equipment (-) 78.2, Acquisition of investments in securities and lending of loans (-) 19.5, Sales or maturities of investments in securities and collection of loans (+) 15.7, Others (+) 8.0

③ Cash Flows from Financing Activities (+) 24.7
Interest-bearing debt (+) 39.2,
Cash dividends paid (-) 8.5, Others (-) 6.0

3. Dividends

FY2004 (actual)				FY2005 (expected)			
Interim	Final	Annual	Payment amount	Interim	Final	Annual	Payment amount
--	¥10.00	¥10.00	¥ 8,478 million	--	¥12.00	¥12.00	¥ 10,173 million

* Payment amount (FY2005, expected) is multiplied by 847,785 thousand, issued shares as of Sept 30 2005.

4. Interest-bearing Debt

(Billions of Yen)

	Sep30 2005	Mar31 2005	Differences
Petroleum (Japan Energy Group)	417.7	438.7	(-) 21.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	111.5	112.8	(-) 1.3
Electronic Materials (Nikko Materials Group)	80.8	64.0	(+) 16.8
Metal Fabrication (Nikko Metal Manufacturing Group)	23.5	19.7	(+) 3.8
Others (Independent Operating Companies & Functional Support Companies)	24.4	8.6	(+) 15.8
Total	657.9	643.8	(+) 14.1

* Other includes eliminations or corporate.

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002 (A)	Mar. 31 2004	Mar. 31 2005	Sep. 30 2005 (B)	(B)-(A)	Mar. 31 2006 (e)
Interest-bearing Debt	892.8	754.0	643.8	657.9	(-) 234.9	685.0
Shareholders' Equity	181.5	233.7	353.4	412.2	(+) 230.7	432.0
Debt to Equity Ratio	4.92	3.23	1.82	1.60	(-) 3.32	1.59

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2005 1H	FY2005 (e)	FY2004
Capital expenditure	22.4	78.2	47.3
Depreciation and amortization	22.2	44.8	47.7
Difference	(+) 0.2	(+) 33.4	(-) 0.4

① Capital expenditure by segments

(Billions of Yen)

	FY2005 1H	FY2005 (e)	FY2004
Petroleum (Japan Energy Group)	14.7	46.5	30.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	3.6	13.6	7.0
Electronic Materials (Nikko Materials Group)	2.1	8.6	5.1
Metal Fabrication (Nikko Metal Manufacturing Group)	1.8	9.1	3.7
Others	0.2	0.4	1.5
Total	22.4	78.2	47.3

② Depreciation and amortization by segments

(Billions of Yen)

	FY2005 1H	FY2005 (e)	FY2004
Petroleum (Japan Energy Group)	15.1	30.0	31.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	3.3	6.6	7.0
Electronic Materials (Nikko Materials Group)	2.4	5.2	5.9
Metal Fabrication (Nikko Metal Manufacturing Group)	1.3	2.7	2.6
Others	0.1	0.3	1.2
Total	22.2	44.8	47.7

7. Number of Employees

	Mar 31 2004	Mar 31 2005	Sep 30 2005
Petroleum (Japan Energy Group)	4,254	4,180	4,286
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	1,471	1,447	1,416
Electronic Materials (Nikko Materials Group)	1,622	1,512	1,492
Metal Fabrication (Nikko Metal Manufacturing Group)	1,149	1,161	1,229
Others	1,362	974	1,036
Total	9,858	9,274	9,459